SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of October, 2000

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x                                     Form 40-F
                  -----                                             ------


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes                                                No   x
            -----                                             ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))


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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On October 17, 2000, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland (the "Company"), issued its results for the first nine months of 2000. A copy of the news release issued by the Company on October 17, 2000 with respect to such nine months results is attached hereto as exhibit 99.1 and incorporated by reference herein. A copy of Company's nine months results is attached hereto as exhibit 99.2 and incorporated by reference herein.

                        Cautionary Statement Regarding
                          Forward-Looking Statements

This Form 6-K and its exhibits contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Company with respect to these items. In particular, among other statements, certain statements with regard to trends, revenues, net income, market size, market share, market demands, volumes, prices, margins, and outlook for 2000 and beyond are forward-looking in nature. Investors are cautioned that all forward-looking statements involve risks and uncertainty as there are certain important factors that could cause actual results, performance or events to differ materially form those anticipated including, but not limited to, the following: the timing and strength of new products offerings, price strategies of competitors, the Company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, or to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.


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                                 EXHIBIT INDEX
                                 -------------

                                                                    Sequential
     Exhibit        Description                                     Page Number
     -------        -----------                                     -----------
       99.1         News release dated October 17, 2000,                5
                    of Ciba Specialty Chemicals Holding
                    Inc. regarding Ciba Speciality
                    Chemicals' nine month results.

       99.2         Nine month results of Ciba Specialty                7
                    Chemicals Holding Inc., dated
                    October 17, 2000, which includes the
                    results for Ciba Specialty Chemicals
                    Holding Inc. for the third quarter
                    2000.


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                                                                             4


                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 17, 2000                             CIBA SPECIALTY CHEMICALS
                                                    HOLDING INC.,


                                                    by /s/ Oliver Strub
                                                    --------------------------
                                                    Oliver Strub
                                                    Corporate Counsel


                                                    by /s/ Peter Sidler
                                                    --------------------------
                                                    Peter Sidler
                                                    Senior Tax and Corporate
                                                    Counsel